Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-162195
Dated: July 16, 2010

Structured Solutions Snapshot
3-Year Market Contribution Securities (MCS) linked to the Deutsche Bank Allocator Total Return Index

Investment Rationale & Positioning	Summary of Index
The Deutsche Bank Allocator Total Return Index MCS offer clients:
■   A vehicle for expressing a moderately bullish view on the commodity markets, specifically the Deutsche Bank Allocator Total Return Index, over the next 3 years.
■   Full Participation in the upside and downside performance of the Deutsche Bank Allocator Total Return Index, reduced by an adjustment factor of 1.00% each year the securities remain outstanding (applied at Maturity or upon Early Redemption).
■   Best-Case Scenario: Participation in any positive index return, net of the adjustment factor. The redemption amount of the MCS is uncapped if the Index increases in value.
■   Worst-Case Scenario: Full downside risk; if the Index falls below its initial closing level, investors will participate dollar-for-dollar on the downside, in addition to the deduction of the adjustment factor.

■   The Deutsche Bank Allocator Total Return Index (the “Index”) is a Deutsche Bank proprietary index that dynamically allocates between a directional index, the DBLCI Mean Reversion Enhanced Excess Return After Cost Index (the “MRE Index”), and a non-directional index, the DB Commodity Harvest Excess Return After Cost Index (the “Harvest Index”).
■   The Index aims to generate directional returns when commodities rally and non directional returns during commodity downturns.
■   The Index returns also include a total return component, represented by 3 month US Treasury Bills.
■   Both the MRE Index and the Harvest Index aim to extract returns via the proprietary optimum yield strategy. This strategy seeks to maximize positive roll yield in backwardated markets and minimize negative roll yield in contangoed markets. The Index employs two of Deutsche Bank’s commodity strategies: (i) the MRE Index: maintains a long-only exposure to a basket of 12 commodity future contracts, seeks to overweigh those that trade below their long-term average price and underweigh those that trade above; (ii) the Harvest Index: a market-neutral strategy that seeks to extract returns by maximizing roll yields based on commodity forward curves.
For more information about the Index, see “The Deutsche Bank Allocator Total Return Index” in the accompanying term sheet no. 924R.

Key Terms
Issuer	Deutsche Bank AG, London Branch
Underlying	Deutsche Bank Allocator Total Return Index (Bloomberg: DBLCABTR Index <GO>)
Subscription Period Closes	9:00 AM New York Time August 20, 2010
Maturity	3 Years, subject to Early Redemption
Investment Currency	USD
Principal Protection	None
Participation	100% in appreciation/depreciation of the Underlying, less an Adjustment Factor
Investment Amount	$10,000 minimum with $1,000 increments thereafter
Early Redemption
Redemption prior to Maturity at the option of the investor on a specified annual Early Redemption date. Additionally, the Issuer has the right to redeem the securities upon the occurrence of a Commodity Hedging Disruption event, as describd in the accoompnaying product supplement.

Adjustment Factor	1.00% annually; applied at Maturity or upon any Early Redemption.
Eligible Purchasers	Accredited Investors
Selling Restrictions
Investors must be “accredited investors.” Employees of Deutsche Bank Trust Company Americas (“DBTCA”) and Deutsche Bank Trust Company Delaware (“DBTC Delaware”) may not sell this product to individuals in Arizona, Florida, Illinois, Louisiana or Texas. Employees of Deutsche Bank National Trust Company(“DBNTC”) may not sell this product to individuals in Florida or Texas. Employees of Deutsche Bank Trust Company, National Association (“DBTCNA”) may not sell this product to individuals in Texas. Only employees of DBTCNA may sell this product to individuals in Florida. Employees of DBTCA, DBTC Delaware, DBTCNA and DBNTC may sell this product to accredited institutional purchasers in all states with the exception of Ohio. In Ohio, this product may not be sold by DBTCA, DBTC Delaware, DBTCNA and DBNTC to institutional purchasers other than dealers registered in Ohio. Employees of Deutsche Bank Securities Inc. (“DBSI”) can sell the securities to residents in all 50 states. The securities may only be sold to Accredited Investors in accordance with local laws and regulations.

IRA, ERISA eligible?	No
Listing
The securities will not be listed on any securities exchange. Deutsche Bank Securities Inc. (“DBSI”) intends to offer to purchase the securities in the secondary market but is not required to do so. Purchases made by DBSI in the secondary market will be subject to an additional 0.50%-0.75% fee.

Considerations	Retrospective and Historical Performance of the Deutsche Bank Allocator Total Return Index
■     The Deutsche Bank Allocator Total Return Index became an investable index in June, 2010. Annualized returns from January 2007 through June 2010 were retrospectively calculated. Hypothetical and past performance is not indicative of future results.
■     Index levels are available daily on Bloomberg (DBLCABTR Index <GO>)
■     Annual adjustment factor of 1.00%.  A fee of 0.50%-0.75% will be applied to purchases, if any, made by DBSI in the secondary market.
■     Tax Treatment: Under the intended tax treatment, investors should realize only capital gains or losses upon disposition (including Early Redemption) or at Maturity. For a more detailed description of the intended tax treatment of the securities, please read the related Term Sheet, Product Supplement and Prospectus Supplement. Deutsche Bank does not provide legal, tax or accounting advice.

 *Because the Index was launched in June 2010, the MRE Index was launched in July 2008 and the the Harvest Index was launched in December 2007, the data for the periods prior to these respective dates has been retrospectivley calculated using the same methodologies used to calculate these indices on an actual basis.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet and this document if you so request by calling toll-free 1-800-311-4409.

Underlying
DB Allocator Total Return Index dynamically allocates between a directional index, the DBLCI Mean Reversion Enhanced Excess Return After Cost Index (the “MRE Index”), and a non-directional index, the DB Commodity Harvest Excess Return After Cost Index (the “Harvest Index”).

The MRE Index offers diversified exposure to commodities and consists of futures contracts on twelve commodities: Crude Oil, Natural Gas, Aluminium, Copper, Zinc, Nickel, Lead, Gold, Silver, Wheat, Soybean and Corn. The index rebalances monthly and bases its allocation on a mean reversion algorithm. Commodities which are cheap compared to their long-term mean will be over-weighted and commodities which are expensive compared to their long-term mean will be under-weighted. The weights of all commodities are capped at 20% with the exception of the most heavily weighted commodity which is capped at 35%. The index employs the Deutsche Bank proprietary Optimum Yield technology at a single commodity level (with the exception of natural gas) with an objective of optimizing roll returns. A fee of 1.10% per annum is embedded in the index.

The Harvest Index aims to generate market-neutral alpha returns in the commodities market. It is constructed by taking a long position in the Deutsche Bank Commodity Booster – S&P GSCI Light Energy Index (the “Booster Index”) and a short position in to the S&P GSCI Light Energy Index (the “S&P Light Energy Index”). Therefore, it reflects two offsetting positions: (i) buys the contract for future delivery (up to the 13th month) with the highest annualized discount or the lowest annualized premium with respect to spot prices via the Booster Index; (ii) sells the first nearby contract to hedge the directional exposure to the S&P Light Energy Index. The Booster Index seeks to maximize the roll benefits in backwardated markets and minimize the losses from rolling in contangoed markets. A fee of 0.60% per annum is embedded in the Harvest Index.

For more information about the Index, see “The Deutsche Bank Allocator Total Return Index” in the accompanying term sheet no. 924R.

DBLCI Mean Reversion Enhanced Underlying Sectors Allocation History (through June 30, 2010)	DB Allocator Index Allocation History (through June 30, 2010)

Risks	Risks (continued)
■   The securities are not principal protected, and therefore, investors may lose part or all of their initial investment.
■   The inclusion of an adjustment factor reduces the payment at Maturity or upon Early Redemption
■   A commodity hedging disruption event could result in the early acceleration of the securities. We have the right (but not the obligation) to repurchase the securities prior to maturity in certain circumstances if we are unable to hedge our obligations under the securities.
■   An investment in the securities is subject to the credit of the Issuer.
■   We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions. In addition, we or one or more of our affiliates may hedge our commodity exposure from the securities by entering into various transactions, such as over-the-counter options or futures. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material adverse effect on the commodities prices and have a potentially negative impact on the performance of the Index. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the securities declines. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in commodity prices. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the securities.

■   The payout on the securities is tied to the value of the Index on a specific valuation date.  Therefore, a temporary decline in value around the date of Maturity or Early Redemption could greatly affect the holder's return.
■   The Index has very limited performance history. Publication of the Index began in June 2010 and historical or retrospectively-calculated performance of the Index should not be relied on to predict future performance.
■   Market prices of the commodities comprising the underlying indices may fluctuate rapidly based on numerous factors.
■   A liquid secondary market for the securities is not guaranteed and may be limited. The issuer may, but is not obligated to, purchase securities in the open market by tender or private agreement.
■   The exposure of the Index to the Base Indices is based on a momentum algorithm which aims to offer upside exposure to commodities while limiting potential downside exposure. The Index’s momentum algorithm strategy may not be successful, and the level of the Index may decrease.
■   Potential conflicts of interest exist because the issuer, the calculation agent for the securities and the sponsor of the Index and some of its components are the same legal entity.
■   Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and the Internal Revenue Service, or a court might not accept the tax consequences described in the accompanying term sheet no. 924R.
■   For further risk considerations, please refer to accompanying term sheet no. 924R, product supplement R including, the section entitled “Risk Factors,” the prospectus supplement, and the prospectus.

Important Information and Disclosures
■     This snapshot does not contain all the terms and conditions relevant to the securities. This snapshot must be read in conjunction with the accompanying term sheet no. 924R, prospectus supplement, prospectus and product supplement R.  This snapshot does not purport to summarize all of the conditions, representations, warranties, and other provisions relevant to the securities.
■     We have sent you this document in our capacity as a potential counterparty acting at arm's length. We are not acting as your financial adviser or in a fiduciary capacity in respect of this proposed transaction or any other transaction with you unless otherwise expressly agreed by us in writing. Prospective investors should understand and discuss with their professional tax, legal, accounting and other advisors the effect of a transaction they may enter into.
■     Before entering into any transaction, you should take steps to ensure that you understand and have made an independent assessment of the appropriateness of the transaction in light of your own objectives and circumstances, including the possible risks and benefits of entering into such transaction. You should also consider making such independent investigations as you consider necessary or appropriate for such purposes.
■     The past performance of securities, indices or other instruments referred to herein does not guarantee or predict future performance.
■     The securities involve risk, which may include interest rate, commodity, currency, credit, political, liquidity, time value, and market risk and are not suitable for all investors. For further risk considerations, please refer to the accompanying term sheet no. 924R, prospectus supplement, prospectus and product supplement R, including the section entitled “Risk Factors” in the accompanying term sheet.
■    The securities are not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other U.S. governmental agency.
■    We or our affiliates, or persons associated with us or such affiliates, may: maintain a long or short position in securities referred to herein, or in related futures or options, purchase or sell, make a market in, or engage in any other transaction involving such securities, and earn brokerage or other compensation.
■    “Deutsche Bank" means Deutsche Bank AG and its affiliated companies, as the context requires. Deutsche Bank Private Wealth Management refers to Deutsche Bank's wealth management activities for high-net-worth clients around the world.  Deutsche Bank Alex Brown is a division of Deutsche Bank Securities Inc.

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